MORELLA &
ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x127

January 8, 2014

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
  Attention: Mr. Larry Spirgel

> **Re:** **Strategic Global Investment, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 9, 2013**
> **File No. 024-10371**

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the *"Company"*) in response to comments received from the staff of the Division of Corporation Finance (the *"Staff"*) of the U.S. Securities and Exchange Commission (the *"Commission"*) by letter dated January 7, 2014 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to Amendment No. 2 to the Company's Offering Statement on Form 1-A (File No. 024-10371) (the "Amendment"), which was filed with the Commission on December 9, 2013.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, enclosed are seven (7) copies of Amendment No. 3 (*"Amendment 3"*) to the Offering Statement, one of which has been manually executed, which we are filing on behalf of

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology
Attn: Larry Spirgel
January 8, 2014
Page 2

the Company. The Amendment has been revised to reflect the Company's responses to the comments from the Staff. All page numbers in the responses below refer to Amendment 3, except as otherwise noted. Also enclosed is a courtesy package, which includes two (2) copies of Amendment No. 3, which have been marked to show changes from Amendment No. 2.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

1.   We note your response letter dated December 18, 2013. In addition to the proposed changes to the disclosure in Item 5, please disclose in that section that the various notes will come due in March and April 2014, as you stated in our response letter dated December 5, 2013. In addition, please tell us how you have accounted in your balance sheet for the notes receivable for the period ended September 30, 2013.

Response: The Company has revised Item 5 as requested. See "Item 5" in Amendment 3. The Company believes that the transactions described in Item 5 are properly accounted for in the Balance Sheet for the period ended September 30, 2013, by including cash received for shares under the line item "Cash and Cash Equivalents" under the Heading "Assets", showing shares issued under the heading "Stockholders' Equity-Common Stock" and by the line items "Subscribed Shares Receivable", "Additional Paid in Capital" and "Accumulated Deficit" under the heading "Stockholders' Equity". In addition, we draw the Staff's attention to the information under "Common Stock" in the Company's "Consolidated Statements of Stockholders' Equity" for the periods ended September 30, 2013.

Part F/S, page 43

2.   Please update your financial statements for the quarter ended September 30, 2013.

Response: The Company has revised Part F/S to included financial statements for the quarter ended September 30, 2013. See Part F/S on page 43 in Amendment 3.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology
Attn: Larry Spirgel
January 8, 2014
Page 2

       Should you have any questions about these responses, please contact the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
Enclosures
cc: Mr. Gregory Dundas
     Mr. Andrew Fellner